Free Writing Prospectus dated November 6, 2025 (to the prospectus dated May 4, 2023 and Preliminary Prospectus Supplement dated November 6, 2025)	Filed Pursuant to Rule 433 Registration Statement Nos. 333-271647 and 333-271647-02

FINAL TERM SHEET

EQUINOR ASA

$250,000,000 4.250% Fixed Rate Notes due 2028

$250,000,000 4.500% Fixed Rate Notes due 2030

$1,000,000,000 4.750% Fixed Rate Notes due 2035

Issuer:	Equinor ASA (“Issuer” or “Equinor”)

Guarantor:	Equinor Energy AS (“Guarantor”)

Title:

4.250% Fixed Rate Notes due 2028 (the “2028 Notes”)

4.500% Fixed Rate Notes due 2030 (the “2030 Notes”)

4.750% Fixed Rate Notes due 2035 (the “2035 Notes”, and together with the 2028 Notes and the 2030 Notes, the “Notes”)

Total Initial Principal Amount:

$250,000,000 for the 2028 Notes
$250,000,000 for the 2030 Notes
$1,000,000,000 for the 2035 Notes

The 2028 Notes will constitute a further issuance of, and will be consolidated and form a single series with, the Issuer’s outstanding 4.250% Fixed Rate Notes due 2028 (the “Existing 2028 Notes”) issued on June 3, 2025 in an aggregate principal amount of $550,000,000. The 2028 Notes will have the same terms as the Existing 2028 Notes other than their issue date and public offering price. The 2028 Notes will have the same CUSIP and ISIN as the Existing 2028 Notes and will be fungible, and trade interchangeably, with the Existing 2028 Notes immediately upon settlement. Upon settlement of the 2028 Notes, the aggregate principal amount outstanding of the Issuer’s 4.250% Fixed Rate Notes due 2028 will be $800,000,000.

The 2030 Notes will constitute a further issuance of, and will be consolidated and form a single series with, the Issuer’s outstanding 4.500% Fixed Rate Notes due 2030 (the “Existing 2030 Notes”) issued on June 3, 2025 in an aggregate principal amount of $400,000,000. The 2030 Notes will have the same terms as the Existing 2030 Notes other than their issue date and public offering price. The 2030 Notes will have the same CUSIP and ISIN as the Existing 2030 Notes and will be fungible, and trade interchangeably, with the Existing 2030 Notes immediately upon settlement. Upon settlement of the 2030 Notes, the aggregate principal amount outstanding of the Issuer’s 4.500% Fixed Rate Notes due 2030 will be $650,000,000.

Settlement Date:	November 14, 2025 (T+5)

Maturity Date:	June 2, 2028 for the 2028 Notes September 3, 2030 for the 2030 Notes November 14, 2035 for the 2035 Notes

Day Count:	30/360

Day Count Convention:	Following unadjusted

Coupon:	4.250% per annum for the 2028 Notes 4.500% per annum for the 2030 Notes 4.750% per annum for the 2035 Notes

Date Interest Starts Accruing:	June 3, 2025 for the 2028 Notes September 3, 2025 for the 2030 Notes (the most recent interest payment date for the Existing 2030 Notes) November 14, 2025 for the 2035 Notes

Interest Payment Dates:

For the 2028 Notes:

June 2 and December 2 of each year, subject to the Day Count Convention, commencing December 2, 2025, to and including the maturity date, or, if redeemed early, the date of such redemption. The initial interest payment payable on December 2, 2025 will include interest deemed to have accrued from and including June 3, 2025 to but excluding the issuance date of the 2028 Notes, totaling $4,751,736.11. Such pre-issuance accrued interest must be paid by the purchasers of the 2028 Notes.

For the 2030 Notes:

March 3 and September 3 of each year, subject to the Day Count Convention, commencing March 3, 2026, to and including the maturity date, or, if redeemed early, the date of such redemption. The initial interest payment payable on March 3, 2026 will include interest deemed to have accrued from and including September 3, 2025 (the most recent interest payment date for the Existing 2030 Notes) to but excluding the issuance date of the 2030 Notes, totaling $2,218,750.00. Such pre-issuance accrued interest must be paid by the purchasers of the 2030 Notes.

For the 2035 Notes:

May 14 and November 14 of each year, subject to the Day Count Convention, commencing May 14, 2026, to and including the maturity date, or, if redeemed early, the date of such redemption.

Public Offering Price:

Per 2028 Note: 100.678%; Total: $251,695,000.00 (plus, in each case, accrued interest from and including June 3, 2025 to, but excluding, November 14, 2025, totaling US$4,751,736.11 in the aggregate)

Per 2030 Note: 101.393%; Total: $253,482,500.00 (plus, in each case, accrued interest from and including September 3, 2025 to, but excluding, November 14, 2025, totaling US$2,218,750.00 in the aggregate)

Per 2035 Note: 99.411%; Total: $994,110,000.00

Net Proceeds, After Underwriting Discount, but Before Expenses, to Equinor:

Per 2028 Note: 100.578%; Total: $251,445,000.00 (plus, in each case, accrued interest from and including June 3, 2025 to, but excluding, November 14, 2025, totaling US$4,751,736.11 in the aggregate)

Per 2030 Note: 101.243%; Total: $253,107,500.00 (plus, in each case, accrued interest from and including September 3, 2025 to, but excluding, November 14, 2025, totaling US$2,218,750.00 in the aggregate)

Per 2035 Note: 99.186%; Total: $991,860,000.00

Benchmark Treasury:	3.500% due October 15, 2028 for the 2028 Notes 3.625% due October 31, 2030 for the 2030 Notes 4.250% due August 15, 2035 for the 2035 Notes

Benchmark Treasury Price and Yield:	99-25, 3.579% for the 2028 Notes 99-22+, 3.691% for the 2030 Notes 101-07+, 4.095% for the 2035 Notes

Spread to Benchmark Treasury:	38 bps for the 2028 Notes 48 bps for the 2030 Notes 73 bps for the 2035 Notes

Re-Offer Yield:	3.959% for the 2028 Notes 4.171% for the 2030 Notes 4.825% for the 2035 Notes

Optional Make-Whole Redemption:

The Issuer may redeem any series of the Notes, in whole or in part, at its option, at any time and from time to time before the applicable “Par Call Date” (as set out in the table below) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of a series to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming that the Notes matured on the applicable “Par Call Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the preliminary prospectus supplement) plus the applicable “Make-Whole Spread” (as set out in the table below) less (b) interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest on the Notes of a series to the date of redemption.

On or after the applicable “Par Call Date”, the Issuer may at its option redeem any series of the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

Series	Par Call Date	Make-Whole Spread
2028 Notes	May 2, 2028	10 basis points
2030 Notes	August 3, 2030	10 basis points
2035 Notes	August 14, 2035	15 basis points

Tax Redemption:	As described in the preliminary prospectus supplement.

Denominations:	$1,000 and integral multiples of $1,000

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC

CUSIP Number:	29446MAL6 for the 2028 Notes 29446MAM4 for the 2030 Notes 29446MAP7 for the 2035 Notes

ISIN:	US29446MAL63 for the 2028 Notes US29446MAM47 for the 2030 Notes US29446MAP77 for the 2035 Notes

Guarantee Release Provisions:	As described in the preliminary prospectus supplement.

Issuer Substitution Provisions:	As described in the preliminary prospectus supplement.

Qualified Reopening:

The Issuer expects that the 2028 Notes will be treated as issued in a “qualified reopening” of the outstanding $550,000,000 4.250% Fixed Rate Notes due 2028 (CUSIP: 29446MAL6, ISIN: US29446MAL63), previously issued by the Issuer for U.S. federal income tax purposes. If the 2028 Notes are so treated, then for U.S. federal income tax purposes, they will be deemed to be part of the same issue as, and fungible with, the original debt securities. See “Taxation—United States Taxation of Debt Securities” in the accompanying preliminary prospectus supplement.

The Issuer expects that the 2030 Notes will be treated as issued in a “qualified reopening” of the outstanding $400,000,000 4.500% Fixed Rate Notes due 2030 (CUSIP: 29446MAM4, ISIN: US29446MAM47), previously issued by the Issuer for U.S. federal income tax purposes. If the 2030 Notes are so treated, then for U.S. federal income tax purposes, they will be deemed to be part of the same issue as, and fungible with, the original debt securities. See “Taxation—United States Taxation of Debt Securities” in the accompanying preliminary prospectus supplement.

* * * * * * * *

It is expected that delivery of the Notes will be made against payment on or about November 14, 2025, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day (as such term is used for purposes of Rule 15c6-1 of the Exchange Act), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the trade date, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Barclays Capital Inc. at 1-888-603-5847, (ii) Citigroup Global Markets Inc. at 1-800-831-9146, (iii) Mizuho Securities USA LLC at 1-866-271-7403 or (iv) Morgan Stanley & Co. LLC. at +1-866-718-1649.

No PRIIPs/UK PRIIPs KID — No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA or in the UK.

This Pricing Term Sheet is only being distributed to and is only directed at (a) persons who are located outside the United Kingdom (the “UK”) or (b) persons who are in the UK that are qualified investors within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA (as defined below) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

Prohibition of sales to European Economic Area (“EEA”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”), or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of sales to UK retail investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to, any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MiFIR Product Governance / Professional Investors and Eligible Counterparties only target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA (as amended, “UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.